POLYMET MINING CORP.

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Form of Proxy - Annual General and Special Meeting to be held on July 10, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 AM (Vancouver Time) on Friday, July 6, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

00WIEA

Appointment of Proxyholder

I/We, being holder(s) of PolyMet Mining Corp. hereby appoint(s):
Frank Sims, or failing him, W. Ian L. Forrest,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of PolyMet Mining Corp. to be held at The Port of Vancouver Room, Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia on July 10, 2012 at 10:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at eight (8).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. W. Ian L. Forrest	☐	☐	02. Frank Sims	☐	☐	03. David Dreisinger	☐	☐
04. Alan R. Hodnik	☐	☐	05. William Murray	☐	☐	06. Stephen Rowland	☐	☐
07. Joseph Scipioni	☐	☐	08. Michael M. Sill	☐	☐			

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	For	Withhold
3. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. Amendment and Restatement of 2007 Omnibus Share Compensation Plan Approve the amendment and restatement of the 2007 Omnibus Share Compensation Plan to (a) amend the number of common shares reserved for issuance; (b) increase the maximum term of expiry from seven (7) years to ten (10) years in respect of which stock options may be granted; and (c) clarify the definition of "Market Price".	☐	☐

	For	Against
5. Re-Approval of the 2007 Omnibus Share Compensation Plan Re-approve the 2007 Omnibus Share Compensation Plan and all unallocated options or awards entitled to be granted thereunder, as more particularly described in the accompanying Management Proxy Circular.	☐	☐

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	For	Against
6. Extension of Stock Option Expiry Dates Approve the extension of the expiry date of all stock options outstanding as at July 10, 2012 to ten (10) years from the original date of grant.	☐	☐

	For	Against
7. Amendment to Authorized Share Structure Approve the alteration of Articles to amend and increase the authorized share structure to authorize an unlimited number of Preferred Shares without par value.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.